FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on November 2, 2011

Tel Aviv, November 2, 2011 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") today announced, further to its announcement on October 9, 2011 regarding an examination of a possibility to carry out a transaction for the sale of all the shares of Wavion Inc. ("Wavion"), an approximately 67% held subsidiary of Elron to Alvarion Ltd. (NASDAQ: ALVR) ("Alvarion") (the "Transaction"), that following negotiations of the commercial outline of the Transaction conducted by the parties earlier today, a definitive agreement for execution of the Transaction has been signed, including among others the following terms:

(i) The Transaction will be executed by way of merger, upon completion of which Wavion will be sold to Alvarion in consideration of aggregate proceeds of $26.5 million, subject to certain adjustments, of which $3 million will be deposited in escrow for a period of 15 months (mainly to cover potential indemnities in connection with breaches on Wavion's part, if any, of the Transaction agreement, that may become payable by the recipients of the Transaction proceeds), and in consideration of additional proceeds of up to $3.75 million, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"); (ii) During the interim period between the signing of the definitive agreement and the Transaction closing, certain activities of Wavion will require the consent of or coordination with Alvarion, as is customary in transactions of this type; (iii) Alvarion will be entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the recipients of the Transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the Transaction proceeds, except in the case of fraud or willful misconduct; (iv) The Transaction's completion is subject to certain closing conditions, including approval of the Transaction by Wavion's shareholders and consents of certain third parties to the Transaction, and certain of Wavion's key employees entering into revised employment agreements with Wavion, within 45 days of the signing of the Transaction agreement.

In the event of completion of the Transaction:

1.
Elron expects to receive aggregate proceeds currently estimated at approximately $18 million (including up to $3 million in respect of the Contingent Consideration, if paid). Approximately $2 million of the aforesaid amount is Elron's share of the amount to be deposited in escrow.

2.
Elron would record a net gain currently estimated between $17 and $20 million. The net gain amount exceeding $17 million may be recognized depending on Elron's estimate of the likelihood of becoming entitled to receive its share of the Contingent Consideration.

There is no certainty as to the Transaction's closing or the timing thereof.

Wavion supplies outdoor WiFi base stations which provide better coverage, higher capacity and interference immunity compared with conventional access points.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 2, 2011